SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         THE HALLWOOD GROUP INCORPORATED
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    406364307
                                 (CUSIP NUMBER)

                              W. ALAN KAILER, ESQ.
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                   MAY 5, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(b)(3) or (4), check the following box.   [ ]







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CUSIP No. 406364307

    1.         Names of Reporting Persons S.S. or I.R.S.  Identification Nos. of
               Persons:  Epsilon Trust

    2.         Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions) (a)  [ ]    (b)   [ ]

    3.         SEC Use Only
                            ----------------------------------------------------

    4.         Source of Funds (See  instructions):   OO

    5.         Check box if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)   [ ]

    6.         Citizenship or Place of  Organization:  Island of Jersey, Channel
               Islands



         Number of Units              7.  Sole Voting Power              305,196
         Beneficially Owned by        8.  Shared Voting Power                  0
         Each Reporting Person        9.  Sole Dispositive Power         305,196
         With                         10. Shared Dispositive Power             0

    11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 305,196

    12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

    13.   Percent of Class Represented by Amount in Row 11:   24.3%

    14.   Type of Reporting Person (See Instructions): OO



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                                  Schedule 13D

     This Amendment No.3 to Schedule 13D amends the Schedule 13D, dated August 31, 1994, as previously amended (the "Schedule 13D"), filed by Epsilon Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.


ITEM 1.   SECURITY AND ISSUER.

          No material changes

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Name:

          The person on whose behalf this statement is filed is the Epsilon Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"). The trustee of the Trust is Radcliffes Trustee Company SA (the "Trustee"). Mr. Brian M. Troup, a director of The Hallwood Group Incorporated (the "Company"), has the power to designate and replace the Trustee of the Trust.

          Mr. Renee Mazzuri is no longer on the Board of Directors of the Trustee. Messrs. Pierre Lardy, Mathias Mayor and Stanley Joffe have joined the Board of Directors.

          Mr. Lardy is a banker and is a limited partner of Pietet Bank, Geneva Switzerland.

          Mr. Mayor is an attorney and senior partner of Cabinet Mayor, Geneva Switzerland.

          Mr. Joffe is an attorney and shareholder of Cozen and O'Conner, P.C., Philadelphia, Pennsylvania.

          Items 2(b), (c), (d) and (e):

          No material changes

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.



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ITEM 4.   PURPOSE OF TRANSACTIONS.

          Pursuant to an Agreement dated May 5, 1999 (the "Agreement") among the Company, the Trust and Mr. Brian Troup, the Company, the Trust and Mr. Troup have agreed to separate their interests. See Item 6 below for a discussion of the terms of the Agreement.

ITEM  5.  INTEREST  IN SECURITIES OF THE ISSUER.

          As of the date of this filing the Trust owns 305,196 shares of Common Stock (the "Common Stock") of The Hallwood Group Incorporated (the "Company") representing approximately 24.3% of the outstanding Common Stock. Upon completion of the transactions contemplated by the Agreement, the Trust will transfer the 305,196 shares to Hallwood and, therefore Hallwood and the Trust, may be deemed to share dispositive power over such shares. The Trust has sole voting power over such shares. No transactions in the common stock have been reported by the Trust or any of the entities or the executive officers or directors listed in response to Item 2 during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Hallwood, the Trust and Mr. Troup have entered into the Agreement described in Items 4 and 5. Completion of the Agreement is conditioned on, among other things, a satisfactory financing of certain obligations of the Company. Mr. Troup is a director and officer of the Company. Pursuant to the Agreement, Mr. Troup will resign from all positions with the Company. According to the Agreement, upon satisfaction of the conditions, the Company will transfer to the Trust 82,608 units of Hallwood Realty Partners, L.P. and 360,000 shares of common stock of Hallwood Energy Corporation in exchange for the 305,196 shares of Common Stock of the Company owned by the Trust and the cancellation of options to purchase 37,200 shares of Common Stock held by Mr. Troup.

ITEM 7.   MATERIALS FILED AS EXHIBITS.

          Agreement, dated May 5, 1999, by and among The Hallwood Group, Epsilon Trust and Brian M. Troup, filed as Exhibit 10.34 to Hallwood's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-8303) and incorporated herein by reference.








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                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 9, 1999              EPSILON TRUST


                                    By:    Radcliffes Trustee Company S.A.,
                                           Trustee


                                    By:    /s/ Radcliffes Trustee Company S.A.
                                           -------------------------------------
                                           Name: Richard Crook; Katharina Hurkel
                                           Title:   Authorized Signatories




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